

LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com



BY MAIL

April 11, 2005

US Securities and Exchange Commission
Office of the International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Judiciary Plaza
Washington, DC 20549
USA


SEC MAIL PROCESSING
RECEIVED
APR 22 2005
WASH. D.C. 202 SECTION

Dear Sirs:

Re: Lake Shore Gold Corp. (the "Company") - File 82-34769

Enclosed please find the Company's documents disseminated during the month of March 2005.

Should you have any questions or concerns please do not hesitate to contact me.

Yours truly,

Lake Shore Gold Corp.

Susy H. Horna
Executive Legal Assistant



LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

NEWS *RELEASE*


SEC MAIL PROCESSING
RECEIVED
APR 2 2 2005
WASH, D.C.
202
SECTION

LAKE SHORE GOLD CLOSES $8 MILLION FINANCING

March 31, 2005

Vancouver, BC – Lake Shore Gold Corp. (LSG-TSXV) announced today that the bought deal financing disclosed on March 16, 2005 has closed and it has received gross proceeds of $8,006,500. Haywood Securities Inc., the lead underwriter, and Raymond James Ltd., purchased 5,270,000 flow through shares at $0.95 per share and 3,750,000 non-flow through shares at $0.80 per share. The underwriters were paid a cash commission of $480,390 and received 541,200 compensation options. Each compensation option entitles the holder to purchase one common share at a price of $0.80 within two years after closing.

Net proceeds from the sale of the private placement will be used by Lake Shore Gold for ongoing exploration and development programs and general working capital, subject to flow through funding expenditure requirements.

Lake Shore Gold is exploring for gold and base metals in the Archean Superior Province of Ontario and Québec.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

-30-

For more information, please contact:

Daniel G. Innes, Chairman
Thomas W. Beattie, VP Corp Development
Lake Shore Gold Corp.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-3533 / Fax (604) 688-5175
E-mail: info@lsgold.com
www.lsgold.com

Brian R. Booth, President
Michael J. Byron, VP, Exploration
Lake Shore Gold Corp.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8, Canada
Tel. (705) 525-0992 / Fax (705) 525-7701
E-mail: info@lsgold.com
www.lsgold.com



LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

NEWS *RELEASE*

LAKE SHORE GOLD CORP. INCREASES BOUGHT DEAL FINANCING TO $8 MILLION

Not for Distribution to U.S. News Wire Services
or for Dissemination in the United States

March 16, 2005

Vancouver, BC – **Lake Shore Gold Corp. (LSG-TSXV)** is pleased to announce that it has increased the amount of the bought deal financing announced this morning from $6 million to $8 million, representing an increase in the aggregate amount of the offering to $8,006,500. All other terms of the offering remain the same, except that the number of non-flow through shares that the Underwriters have agreed to purchase from Lake Shore is now 3,750,000 and there are corresponding increases in the cash compensation and compensation options issuable to the Underwriters.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

-30-

For more information, please contact:

Daniel G. Innes, Chairman
Lake Shore Gold Corp.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-3533 / Fax (604) 688-5175
E-mail: info@lsgold.com
www.lsgold.com

Brian R. Booth, President
Michael J. Byron, VP, Exploration
Lake Shore Gold Corp.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8, Canada
Tel. (705) 525-0992 / Fax (705) 525-7701
E-mail: info@lsgold.com
www.lsgold.com



LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

NEWS *RELEASE*

LAKE SHORE GOLD CORP. ANNOUNCES A $6 MILLION BOUGHT DEAL FINANCING

Not for Distribution to U.S. News Wire Services
or for Dissemination in the United States

March 16, 2005

Vancouver, BC – **Lake Shore Gold Corp. (LSG-TSXV)** announced today that it has entered into an agreement with a syndicate of underwriters led by Haywood Securities Inc. and including Raymond James Ltd. (the "Underwriters") under which the Underwriters have agreed to buy from Lake Shore 5,270,000 flow through shares at a price of $0.95 per share and 1,250,000 non-flow through shares at a price of $0.80 per share, representing an aggregate offering of $6,006,500. Closing is expected on or about March 31, 2005.

Net proceeds from the sale of the private placement, which is subject to regulatory approval, will be used by Lake Shore for ongoing exploration and development programs and general working capital, subject to flow through funding expenditure requirements. All flow through expenditures will be incurred in the province of Ontario.

The Underwriters will be paid a cash commission of $360,390, which is 6% of gross proceeds from the sale of all shares, and receive 391,200 compensation options. Each compensation option will entitle the holder to purchase one common share at a price of $0.80 within two years after closing.

Any participation by insiders of the Company in the offering, which participation will be subject to the approval of independent directors of the Company, will be on the same terms as arm's length investors, and shareholdings of insiders in the Company will increase as a result of any such participation. The private placement may close before 21 days following the filing of the material change report regarding this announcement, if management determines it is necessary or desirable for sound business reasons.

Lake Shore is exploring for gold and base metals in the Archean Superior Province of Ontario and Québec.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

-30-

For more information, please contact:

Daniel G. Innes, Chairman
Lake Shore Gold Corp.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-3533 / Fax (604) 688-5175
E-mail: info@lsgold.com
www.lsgold.com

Brian R. Booth, President
Michael J. Byron, VP, Exploration
Lake Shore Gold Corp.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8, Canada
Tel. (705) 525-0992 / Fax (705) 525-7701
E-mail: info@lsgold.com
www.lsgold.com



LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

NEWS *RELEASE*

LAKE SHORE ACQUIRES THE VOGEL GOLD PROPERTY AND CONTINUES TO INCREASE ITS GOLD ASSETS IN TIMMINS GOLD CAMP

March 7, 2005

Vancouver, BC – **Lake Shore Gold Corp. (LSG-TSXV)** announced today that it has signed a terms of agreement letter with Black Hawk Mining Inc. (a wholly owned subsidiary of Glencairn Gold Corporation) to acquire 100% of Black Hawk's interest in the Vogel Gold Property, located in Hoyle Township, Timmins Gold Camp, Ontario.

The Vogel Property consists of one patented "Vet Lot" covering 64 hectares. The Property straddles 800 metres of the favourable gold bearing stratigraphy between the Hoyle Pond and Bell Creek gold deposits. The Hoyle Pond deposit, located one kilometre to the east has the highest head grade of all significant past and present gold producers in the Timmins Gold Camp. The Bell Creek deposit (a former producer), is located 1.4 kilometres to the west of the Property. The Property is readily accessible by an all weather gravel road from Highway 101.

The Vogel Property has been explored by several companies in the past and contains an historic measured and indicated resource estimate of 642,000 tonnes at 12.7 grams per tonne gold and an inferred resource of 933,800 tonnes at 12.7 grams per tonne gold (Glencairn's 2003 Annual Report based on a 1999 resource estimate prepared by ACA Howe International Limited for Black Hawk using CIM standards). In 1997, while under option to Kinross Gold Corporation, the deposit was estimated to contain a resource of 1,706,500 tonnes at 8.4 grams per tonne gold for 459,678 contained ounces (1997 Annual Report, Black Hawk Mining Inc.).

Gold mineralization on the Property is associated with typical Timmins Camp quartz veins within highly altered mafic and ultramafic volcanic rocks of the Lower Tisdale Group. The potential to define additional mineralization at depth is considered to be excellent.

Under the terms of the agreement with Black Hawk, Lake Shore will acquire 100% of Black Hawk's interest under the mining lease on the Property by making an initial cash payment of $3,000,000 and issuing 100,000 shares of the Company. A further cash payment of $500,000 will be payable to Black Hawk, once an NI 43-101 compliant indicated resource of 600,000 ounces of gold has been confirmed on the Property. The agreement is subject to due diligence, and the approval of each party's Board of Directors as well as regulatory approval.

"The addition of the Vogel Property substantially strengthens Lake Shore's gold assets in the Timmins Camp. Along with our 100 percent owned Timmins Gold Property and the recently announced DeSantis Gold Property, Lake Shore now has three significant properties with gold resources," said Brian Booth, President.

...more

In late 2004, the Company announced a National Instrument 43-101 compliant resource estimate for the Timmins Gold Property of 1,369,000 tonnes at an uncut grade of 16.45 grams per tonne gold for 724,000 contained ounces. Additional inferred resource estimates of 200,000 tonnes grading 12.43 grams per tonne (uncut grade) and 1,000,000 tonnes grading 4.07 grams per tonne (cut grade) were also identified. Resource definition and expansion drilling is ongoing and a pre-feasibility study has been initiated.

The DeSantis Gold Property contains reported resource estimates for a number of mineralized zones accessible by existing underground workings. These include 129,000 tonnes at 7.51 grams per tonne gold (cut grade; 34,111 ounces) or 74,768 ounces gold at 16.44 grams per tonne gold (uncut) in the Hydrothermal Zone (above 300 metres) and 72,000 tonnes at 6.49 grams per tonne gold (cut grade; 16,356 ounces) in the Albite Zone between 200 and 365 metres depth.

The above resource estimates for the Vogel and DeSantis properties are historic and the Company is not treating the estimates as a National Instrument 43-101 defined resource. The Company has not completed the work necessary to verify the classification of the resource and as such any historic estimates should not be relied upon.

Lake Shore Gold Corp. is a well financed mineral exploration company exploring for gold and base metals in the Archean Superior Province of Ontario and Québec.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Corporation's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

- 30 -

For more information, please contact:

Daniel G. Innes, Chairman
Lake Shore Gold Corp.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-3533 / Fax (604) 688-5175
E-mail: info@lsgold.com
www.lsgold.com

Brian R. Booth, President
Michael J. Byron, VP, Exploration
Lake Shore Gold Corp.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8, Canada
Tel. (705) 525-0992 / Fax (705) 525-7701
E-mail: info@lsgold.com
www.lsgold.com



LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

NEWS *RELEASE*

EXTENSION OF TERM OF WARRANTS APPROVED

March 3, 2005

Vancouver, BC – **Lake Shore Gold Corp. (LSG-TSXV)** announced today that the TSX Venture Exchange has consented to a one-year extension in the expiry date of the following Share Purchase Warrants:

Warrant Series	No. Warrants Outstanding	Current Exercise Price	Current Expiry Date	New Expiry Date
E	1,600,000	$1.75	March 16, 2005	March 16, 2006

Lake Shore Gold is exploring for gold and base metals in the Archean Superior Province of Ontario and Québec. The Company has a strong treasury and is debt free.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Corporation's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

- 30 -

For more information, please contact:

Daniel G. Innes, Chairman
Lake Shore Gold Corp.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-3533 / Fax (604) 688-5175
E-mail: info@lsgold.com
www.lsgold.com

Brian R. Booth, President
Michael J. Byron, VP, Exploration
Lake Shore Gold Corp.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8, Canada
Tel. (705) 525-0992 / Fax (705) 525-7701
E-mail: info@lsgold.com
www.lsgold.com



LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

NEWS *RELEASE*

APPLICATION MADE TO EXTEND TERM OF AGENT'S WARRANTS

March 1, 2005

Vancouver, BC – **Lake Shore Gold Corp. (LSG-TSXV)** announced today that it has made application to the TSX Venture Exchange to extend the term of the Series E share purchase warrants for one additional year.

If accepted by the Exchange, holders of the 1,600,000 Series E share purchase warrants will be entitled to exercise the warrants and purchase shares at an exercise price of $1.75 per share until March 16, 2006.

Lake Shore Gold is exploring for gold and base metals in the Archean Superior Province of Ontario and Québec. The Company has a strong treasury and is debt free.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the Corporation's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

- 30 -

For more information, please contact:

Daniel G. Innes, Chairman
Lake Shore Gold Corp.
PO Box 10102, Suite 1650
701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-3533 / Fax (604) 688-5175
E-mail: info@lsgold.com
www.lsgold.com

Brian R. Booth, President
Michael J. Byron, VP, Exploration
Lake Shore Gold Corp.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8, Canada
Tel. (705) 525-0992 / Fax (705) 525-7701
E-mail: info@lsgold.com
www.lsgold.com